UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR PLAN YEAR ENDED FEBRUARY 29, 2004

Commission file No. 0-2733

AZZ INCORPORATED

EMPLOYEE BENEFIT PLAN & TRUST

(Full Title of the Plan)

AZZ incorporated

(Name of Issuer)

1300 South University Drive, Suite 200

Fort Worth, Texas 76107

(Principal Executive Office)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Dana L. Perry, Chief Financial Officer

AZZ incorporated

1300 South University Drive, Suite 200

Fort Worth, Texas 76107

(817) 810-0095

Copy to:

Sam Rosen

Shannon, Gracey, Ratliff & Miller, L.L.P.

777 Main Street, Suite 3800

Fort Worth, Texas 76102

(817) 877-108

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated

Employee Benefit Plan & Trust

Financial Statements

and Supplemental Schedules

Years Ended February 29, 2004

and February 28, 2003

with Report of Independent

Registered Public Accounting Firm

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedules

Years Ended February 29, 2004 and February 28, 2003

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 29, 2004 and February 28, 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 29, 2004 and February 28, 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WHITLEY PENN

Fort Worth, Texas

August 27, 2004

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 29, 2004	February 28, 2003
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$14,392,815	$8,139,384
Common stocks	316,131	264,855
Short-term investments	789,114	596,717
Participant loans	295,210	—

Total investments	15,793,270	9,000,956
Receivables:
Employer contributions	19,322	24,044
Participant contributions	49,470	62,918

Total receivables	68,792	86,962

Total assets	15,862,062	9,087,918
Liabilities
Excess contributions payable	4,476	14,532

Net Assets Available for Benefits	$15,857,586	$9,073,386

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended February 29, 2004	Year Ended February 28, 2003
Additions to Net Assets
Investment income (loss):
Interest and dividend income	$238,217	$288,828
Net realized and unrealized losses	2,032,682	(1,304,930)

Total investment income (loss)	2,270,899	(1,016,102)
Contributions:
Employer	697,317	723,491
Participants	1,341,046	1,622,463
Rollovers	34,915	21,225
Transfers in	3,802,512	—

Total contributions	5,875,790	2,367,179

Total additions	8,146,689	1,351,077
Deductions from Net Assets
Benefits paid to participants	1,362,489	2,913,655

Net increase (decrease) in net assets available for benefits	6,784,200	(1,562,578)
Net assets available for benefits at beginning of year	9,073,386	10,635,964

Net assets available for benefits at end of year	$15,857,586	$9,073,386

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 29, 2004 and February 28, 2003

A.	Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ incorporated (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed one year of service and attained 18 years of age. Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan sponsor adopted the MFS Retirement Services, Inc. (“MFS”) Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed First Nebraska Trust Company as the trustee of the trust established under the Plan. Effective upon such adoption participants are allowed to make tax-deferred contributions to the Plan and to change their investment options at any time.

Contributions

Participants may elect to contribute from 1% to 15% of their eligible compensation, subject to Internal Revenue Service limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors. Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s Board of Directors. To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions, the Company’s contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.	Description of the Plan - continued

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among the remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to their account in a variety of nine investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares.

Investments are held by MFS, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, First Nebraska Trust Company is a directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.

Participants may change their investment on the first day of each quarter within the Plan year.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.	Description of the Plan - continued

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $5,000, the benefit is payable in a lump sum. If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of his accrued benefit if the participant has participated in the Plan at least seven years and is 100% vested.

B.	Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year end. The investments in AZZ incorporated common stock are valued at the closing price on the New York Stock Exchange. Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal. Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by MFS under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B.	Summary of Significant Accounting Policies - continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

C.	Investments

At February 29, 2004 and February 28, 2003, individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

2004
MFS Bond Fund A	$3,753,363
MFS Capital Opportunities Fund A	2,975,702
MFS Global Equity Fund A	2,263,034
Massachusetts Investors Trust Fund A	2,128,721
MFS Total Return Fund A	2,116,454
Franklin Small-Mid Cap Growth Fund R	806,743

2003
MFS Bond Fund A	$3,462,799
MFS Capital Opportunities Fund A	1,364,907
Massachusetts Investors Trust Fund A	1,236,958
MFS Global Equity Fund A	1,163,333
MFS Total Return Fund A	840,280
MFS Money Market Fund	596,717

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D.	Forfeited Accounts

Approximately $166,000 and $79,000 of forfeitures were allocated to remaining participants during fiscal 2004 and 2003, respectively. At February 29, 2004, net assets available for benefits include approximately $37,000 of unallocated forfeitures that will be allocated among remaining participants in fiscal 2005.

E.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

F.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan sponsor, effective January 1, 2003, adopted the MFS Retirement Services, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust, which has received a favorable opinion letter from the Internal Revenue Service dated April 23, 2002 stating that the written form of the prototype plan is acceptable under Section 401(a) of the Code and that any employer adopting this prototype plan document will be considered to have a plan qualified under section 401(a) of the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G.	Non-exempt Transactions

The Plan Administrator identified a non-exempt transaction that occurred during 2003. There was one instance where employee contributions to the Plan were not transferred to the trust within the required time period but were subsequently transmitted during 2004. As required by accounting principles generally accepted in the United States of America, a schedule of non-exempt transactions has been included as a supplemental schedule to the accompanying financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

H.	Plan Merger

Effective January 1, 2004, the Plan merged the Central Electric Company 401(k) Savings Plan into the Plan. The value of the assets transferred from this plan as of January 1, 2004, was approximately $3,803,000.

I.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at February 29, 2004 and February 28, 2003, per the financial statements to the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$15,857,586	$9,073,386
Amounts allocated to withdrawing participants	(31,895)	(10,355)

Net assets available for benefits per the Form 5500	$15,825,691	$9,063,031

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.

J.	Subsequent Event

Effective June 30, 2004, the Plan changed trustees and MFS Heritage Trust Company is the new trustee of the Plan.

SUPPLEMENTAL SCHEDULES

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 29, 2004

Plan:    001

EIN:    75-0948250

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost	(e) Current Value
*	MFS	MFS Bond Fund A	**	$3,753,363
*	MFS	MFS Capital Opportunities Fund A	**	2,975,702
*	MFS	Massachusetts Investors Trust Fund A	**	2,128,721
*	MFS	MFS Global Equity Fund A	**	2,263,034
*	MFS	MFS Total Return Fund A	**	2,116,454
	Franklin	Franklin Small-Mid Cap Growth Fund R	**	806,743
*	MFS	MFS Money Market Fund	**	789,114
*	MFS	MFS Value Fund A	**	348,798
*	AZZ incorporated	AZZ incorporated common stock	**	316,131
*	Participant Loans	Interest rates ranging from 4 to 10%	-0-	295,210

				$15,793,270

*	Represents a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4d - Schedule of Non-exempt Transactions

February 29, 2004

Plan:    001

EIN:    75-0948250

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transaction	(g) Expenses Incurred	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain (Loss) on Each Transaction
AZZ incorporated	Plan Sponsor	Employee contributions not remitted to the trust in a timely manner	$—	$9,299	$9,299	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) have duly caused this annual report for the Plan year ended February 29, 2004 to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ incorporated Employee Benefit Plan & Trust

By	/s/ DAVID H. DINGUS
David H. Dingus Administrative Committee Member

By	/s/ DANA L. PERRY
Dana L. Perry Administrative Committee Member

Date: August 30, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
23.3	Consent of Independent Registered Public Accounting Firm(1)

(1)	Filed herewith